UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-41551

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __DOO Financial US, Inc__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__5049 Edwards Ranch Road STE 400__
(No. and Street)

__Fort Worth__	__TX__	__76109__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michele Silvestro__	__212-668-8700__	__msilvestro@acisecure.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Citrin Cooperman & Company, LLP__
(Name – if individual, state last, first, and middle name)

__50 Rockefeller Plaza__	__New York__	__NY__	__10020__
(Address)	(City)	(State)	(Zip Code)

__11/02/2005__	__2468__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles William Yancey_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DOO Financial US, Inc_____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Charles W. Yancey

Title:
CEO/CCO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Doo Financial US, Inc.

Statement of Financial Condition

December 31, 2025

With Report of Independent Registered Public Accounting Firm

Doo Financial US, Inc.

Contents
December 31, 2025



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Doo Financial US, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Doo Financial US, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Doo Financial US, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Doo Financial US, Inc.'s management. Our responsibility is to express an opinion on Doo Financial US, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Doo Financial US, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Doo Financial US, Inc.'s auditor since 2020.
New York, New York
March 6, 2026

Doo Financial US, Inc.

Statement of Financial Condition

December 31, 2025

ASSETS

Cash	$	267,139
Clearing deposit		100,000
Other assets		3,216
TOTAL ASSETS	$	370,355

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	25,451
TOTAL LIABILITIES	25,451

Commitments and Contingencies (See Notes 2 & 5)

Stockholder's Equity

Common stock - $1 Par value, 1,375,000 shares authorized, issued, and outstanding	1,375,000
Additional paid-in capital	3,788,728
Accumulated deficit	(4,818,824)
STOCKHOLDER'S EQUITY	344,904
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 370,355

See accompanying notes to Financial Statement.

1. Organization and Nature of Business

Doo Financial US, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of the state of Pennsylvania. The Company is a full service brokerage and investment management firm. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). On November 20, 2023, the Company was approved to carry customer funds and securities in an omnibus relationship using a clearing broker. As of December 31, 2025, the Company has not yet commenced its business of carrying customer funds nor has it entered into an omnibus relationship with a clearing broker. Currently operations of the Company are limited while the Company builds out its back-office technology and staff.

The Company underwent a change in ownership which was approved by FINRA on July 17, 2020. The Company transferred ownership from MADA Hong Kong, LTD to Doo Financial Holdings US Limited and is now a wholly owned subsidiary of Doo Financial Holdings US Limited ("Doo" or "Parent").

2. Summary of Significant Accounting Policies

Basis of Accounting

The summary of significant accounting policies is presented to assist in understanding these Financial Statement. The Financial Statement and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been consistently applied in the preparation of these Financial Statement.

Cash

The Company maintains its cash balances with high credit quality financial institutions. Balances at times may exceed federally insured limits.

Use of Estimates

The preparation of Financial Statement in U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statement. Actual results could differ from those estimates.

Clearing Deposit

The Company has a clearing agreement with RQD Clearing, LLC ("Clearing Broker"), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit with the Clearing Broker. The deposit is refundable, if, and when, the Company ceases doing business with the Clearing Broker. Clearing deposit on the Statement of Financial Condition at December 31, 2025 arise from the arrangement.

Income Taxes

The Company is included in the consolidated state income tax returns filed by the Parent. The Parent allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate federal and state income tax return.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statement. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Financial Statement to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

As of December 31, 2025, the Company did not report any tax benefits or liabilities.

Fixed Assets

Fixed assets are comprised of computer equipment purchased by the Company for the use of its employees. Depreciation of computer equipment is provided using the straight-line method over management's estimate of useful economic life. The following table explains the balances of fixed assets as of December 31, 2025:

	Useful Life (Years)	Cost	Accumulated Depreciation	Net Fixed Assets
Computer Equipment	3	$ 7,449	$ (7,449)	$ 0
Total		$ 7,449	$ (7,449)	$ 0

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" (ASU 2023-09). ASU 2023-09 requires additional annual disclosures including further disaggregation of information in the rate reconciliation, additional information for reconciling items meeting a quantitative threshold, further disaggregation of income taxes paid and other required disclosures. The Company adopted ASU 2023-09 for the annual period beginning on January 1, 2025. See Note 7 for further information.

3. Concentrations of Credit Risk

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

4. Net Capital Requirement

The Company computes its net capital in accordance with the alternative net capital requirement permitted under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2025, the Company had net capital of $341,688 which was $91,688 in excess of its required net capital of $250,000.

5. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

6. Liquidity

The Company incurred a loss for the period ended December 31, 2025. The Company's stockholder has represented that he has the requisite resources and intends to make capital contributions as needed to insure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying Financial Statement have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

7. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2025, the Company had a net deferred tax asset before valuation allowance of $906,680. The significant components of the deferred tax asset, as of the statement of financial condition date, relates primarily to net operating losses, which are offset by a valuation allowance.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. The net operating loss carryforwards created in 2020 and going forward have an unlimited life, but are limited to 80% of the taxable income generated in any given year. As of December 31, 2025, management has determined that it is more likely than not that the Company will not realize its deferred tax assets.

A valuation allowance of $906,680 is recorded as of December 31, 2025. Since December 31, 2024, the valuation allowance increased by $152,365.

For the year ended December 31, 2025, on a pre-tax basis, the Company has federal net operating losses of $4,317,523, which have an unlimited life.

At December 31, 2025, the Company has no unrecognized tax benefits.

The Parent's US federal corporate income tax returns for the tax years ending on or after December 31, 2022 remain open to examination.

8. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency transactions. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews revenue and expenses for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the statement of financial condition as total assets. The segment revenue and significant expenses are included in the Company's Statement of Operations. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in Note 2. Refer to Note 2 for a description of the single segment's business.

9. Subsequent Events

The Company has evaluated subsequent events through March 6, 2026, the date that the Financial Statement were available to be issued and has concluded that no subsequent events have occurred that would require recognition in the Financial Statement.

The Company received a capital contribution of $150,000 from the Parent on January 12th, 2026.